Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BlackRock, Inc.
Commission File No.: 001-15305

A message from Bob Doll, President and Chief Investment Officer, Merrill Lynch Investment Managers (MLIM), Rob Fairbairn, Chief Operating Officer, MLIM EMEA Pacific, and the BlackRock Executive Committee
“New BlackRock” Business Model
A little over a week ago, we announced the formation of an Executive Committee to help streamline decision-making, particularly as our business grows in scope and complexity. A subset of that committee had already been working together to think through alternative business models for the combined organization. We recognized at the outset that the range of activities and geographic footprint of the combined firm would necessitate a willingness to break the mold — to consider anew the needs of the pro forma organization rather than holding onto legacy structures or processes. We also recognized that time was of the essence — many of the working groups need to plan their workstreams in the context of the organizational structure.
We are pleased to announce that we have jointly determined the initial business model, which will marry functional and regional responsibilities, and the roles of a number of senior executives for BlackRock post-closing. Our collective judgment is that the more diverse, more global nature of our combined business requires us to place greater significance on regional responsibilities, while retaining the subject matter expertise and efficiency benefits afforded by having global functional departments. We also want to emphasize that this is a starting point. Refinements will no doubt be required over time as the business evolves and our needs are more clearly defined.

The functional department heads will have responsibility for ensuring that we are developing and deploying our considerable expertise and resources to achieving investment objectives, delivering exceptional client service and helping our clients solve problems. The regional Chairmen will ensure that we have consistent focus and appropriate resources allocated to business opportunities in each region, that our strategies are sound and are being pursued vigorously, and that BlackRock is appropriately represented with local clients and regulators. In addition, the regional Chairmen will be responsible for helping regionally based employees navigate the organization and understand and embrace our culture. Successful implementation of the business model will require very close coordination between the functional and regional axes of the organizational matrix.
The groups and senior-most leadership positions are highlighted below.
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Rob Fairbairn will serve as the Chairman of EMEA/Australia, extending his leadership responsibilities for our future efforts throughout Europe, the Middle East, Africa, India and Australia. Peter Fisher will serve as Chairman of Asia, overseeing our efforts in Japan, Hong Kong and China, Korea, Singapore, Taiwan and throughout the region.

•	Portfolio Management will be led by Rob Kapito, and the Portfolio Risk Management Group will be led by Ben Golub.

•	Bob Doll will serve as global equity CIO, and lead the Equity Portfolio Management effort worldwide. In addition, Bob will serve as Chairman of the Private Client Operating Committee.

•	Keith Anderson will serve as global fixed income CIO, and will co-head the Fixed Income Portfolio Management effort with Scott Amero.

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Ralph Schlosstein will oversee the Alternatives teams, including real estate debt and equity, fund of funds, structured finance (jointly with fixed income), private debt and equity, and alternatives product development (jointly with account management).

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The Account Management Group, which is responsible for business development, marketing and client service, will be led by Barbara Novick. As previously announced, Frank Porcelli will be the head of the U.S. Private Client Group, and Anne Ackerley will serve as COO of this business.

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Charlie Hallac will lead BlackRock Solutions, which encompasses our global technology infrastructure, model and software development, portfolio analytics, and all aspects of our third party investment tools, advisory and outsourcing business activities.

•	Portfolio Operations & Administration, which supports all aspects of global investment operations, separate account and fund administration, and portfolio compliance, will be overseen by Henry Gabbay.

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The Corporate infrastructure will be supported by Sue Wagner as Chief Operating Officer, Bob Connolly as General Counsel, Steve Buller as Chief Financial Officer, and Susan Mink as head of Human Resources.

Each of these executives is working on defining the structure and leadership positions within their group. We expect the senior portfolio management positions, and international institutional and retail structure, to be announced in early May, and the full talent review to be completed in June. We also will be addressing the broader internal governance structure, which currently includes a Management Committee and Operating Committees through which over two-thirds of BlackRock’s Managing Directors participate in oversight and competitive positioning of the firm. We will continue to share information as it becomes available.
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In connection with the proposed transaction, BlackRock Inc. (“BlackRock”) intends to file a registration statement, including a proxy statement of BlackRock, and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).

Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement, dated March 10, 2005, for its 2005 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.